FOR IMMEDIATE RELEASE

IMRIS REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS

WINNIPEG, Manitoba, August 9, 2012 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the second quarter of 2012. All figures are reported in US dollars.

Highlights:

•	Three VISIUS Surgical Theatres sold in second quarter to hospitals in the U.S.

•	Second quarter order bookings of $22 million contribute to $46 million in H1 2012 order bookings

•	Backlog increases 26% in first six months to $120 million at June 30, 2012

•	Q2 2012 revenues increase to $17 million from Q1 2012

•	Gross profit as a percentage of sales increases to 39%

•	Clearance application for Image Guided Surgical Robotics system filed with FDA

During the second quarter of 2012, IMRIS received orders for three VISIUS Surgical Theatres continuing the trend seen in the first quarter and bringing total system orders through the first six months of the year to six new systems. Revenues were $17.2 million in the quarter compared with $18.9 million in the second quarter of 2011 and during the first six months of the year were $20.7 million compared with $29.9 million in the first half of 2011. Net loss in the second quarter was $4.3 million and $12.6 million in the first half of 2012 compared with $2.9 million and $7.5 million in the second quarter and first half of 2011 respectively.

Financial Highlights:

	3 months ended June 30 (unaudited)			6 months ended June 30 (unaudited)
($000’s except per share amounts)	2012	2011	Change	2012	2011	Change
Sales	17,235	18,881	(9)%	20,728	29,938	(31)%
Gross profit	6,658	6,321	5%	8,052	10,774	(25)%
Gross profit as % of sales	38.6%	33.5%	n/m [1]	38.8%	36.0%	n/m
Operating expenses	10,731	9,413	14%	20,670	18,881	9%
Adjusted EBITDA[2]	(2,728)	(1,851)	(47)%	(9,950)	(5,701)	(75)%
Operating loss	(4,073)	(3,092)	(32)%	(12,618)	(8,107)	(56)%
Net income (loss)	(4,282)	(2,873)	(49)%	(12,614)	(7,461)	(69)%
Basic earnings (loss) per share	(0.09)	(0.06)	(50)%	(0.28)	(0.17)	(65)%
Diluted earnings (loss) per share	(0.09)	(0.06)	(50)%	(0.28)	(0.17)	(65)%
Cash & accounts receivable[3]	45,462	59,582	(24)%	45,462	59,582	(24)%
Total assets	90,460	103,489	(13)%	90,460	103,489	(13)%

1 Not meaningful.

2 We define adjusted EBITDA as earnings before interest income, stock based compensation, foreign exchange, embedded derivatives, income taxes, and amortization.

3 Includes restricted cash pledged as security for letters of credit on certain system installations.

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Second Quarter and Six Month Results:

Revenues

Revenues in the second quarter of 2012 were $17.2 million and $20.7 million in the first six months of 2012 compared with $18.9 million and $29.9 million in the second quarter and first half of 2011 respectively. System delivery activities in the second quarter of 2012 were consistent with 2011 levels; however changes in product mix resulted in revenues decreasing by approximately $2.0 million. On a year-to-date basis, changes in product mix together with lower scheduled installations, contributed to a year-over-year decrease in system revenues during the first half of 2012.

Service contract revenues were $1.2 million in the second quarter of 2012, compared with $0.8 million in 2011 and were $2.2 million in the first six months of the year compared with $1.4 million in the first six months of 2011. The higher year-over-year revenues reflect an increase in the base of VISIUS Surgical Theatres on service programs in 2012.

Gross Profit

Gross profit was $6.7 million in the second quarter compared with $6.3 million in Q2 2011. The second quarter 2012 gross profit as a percentage of sales was 38.6% compared to 33.5% in Q2 2011 when the Company delivered equipment for a collaborative research arrangement, resulting in overall lower gross margin for the period. Gross profit in the second quarter of 2012 was negatively impacted by additional warranty provisions recorded in the period.

In the first half of 2012 gross profit was $8.1 million compared with $10.8 million in H1 2011. Gross profit as a percentage of sales increased to 38.8% from 36.0% in the first half of 2011. The improvement in year-to-date gross profit as a percentage of sales is attributable to the absence of the delivery of lower margined equipment for research activities that occurred in the second quarter of 2011.

Operating Expenses

Consistent with the Company’s strategic plan for long term growth, investment to support commercialization of IMRIS’s MR guided radiation therapy product, image guided surgical robotics system and intraoperative CT continues in 2012. Representing approximately one-third of the Company’s total operating expenses, research and development expenditures were $3.4 million in the second quarter of 2012 compared with $2.1 million in Q2 2011 and $7.0 million in the first half of 2012 compared with $4.6 million in H1 2011. Other cash operating expenses to support the continued operation and development of the business in total have decreased in 2012, as the Company continues to carefully manage costs. Amortization increased by 14% to $1.0 million in the second quarter of 2012 and by 14% to $2.0 million in the first six months of the year, reflecting additions in fixed assets.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA in the second quarter of 2012 was negative $2.7 million compared with negative $1.9 million in the second quarter of 2011. Operating loss was $4.1 million in the second quarter of 2012 compared with an operating loss of $3.1 million in Q1 2011. The year over year changes in the second quarter Adjusted EBITDA and operating loss reflect lower revenues and gross profit combined with higher investment in research and development as described above. The year-over-year changes in the first half Adjusted EBITDA and operating loss reflect lower revenues combined with higher investment in research and development as described above.

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Net Loss

Net loss for the second quarter of 2012 was $4.3 million compared to a net loss of $2.9 million in Q2 2011. Net loss for the first half of 2012 was $12.6 million compared with a net loss of $7.5 million in the first half of 2011. The higher net losses in 2012 reflect the year-over-year increases in operating losses, driven primarily by lower revenue, lower gross profit and higher operating expenses.

Liquidity and Capital Resources

Cash at June 30, 2012 totaled $34.3 million. In addition, the Company had accounts receivable of $11.2 million. These funds, together with ongoing operating cash flow, will be used to fund the Company’s working capital and general corporate purposes.

Backlog4

At June 30, 2012, IMRIS’ backlog was $119.9 million. During the second quarter of 2012, $17.2 million of backlog was converted into revenues and $22.1 million in new orders were received. The change in the US dollar versus the foreign currencies of the orders in backlog resulted in a $0.7 million decrease in the value of the backlog. Total backlog at June 30, 2012 was comprised of $78.8 million of system orders and $41.1 million in service contracts.  The Company evaluates backlog and individual order conversion on a regular basis and its experience is that orders typically convert into revenues over 12 to 18 months on average.  One order in backlog which is valued at approximately $9.6 million has not proceeded at a rate that is consistent with the typical experience by the Company. While the customer has not informed IMRIS of any change in its plans, the Company is continuing to monitor the order.  Any delay in this order's progress will have no impact on the finance guidance that has been provided.

Other Developments

510(k) Application for Image Guided Surgical Robotics System - On August 3, 2012 IMRIS submitted a 510(k) Premarket Notification with the U.S. Food and Drug Administration (FDA) for clearance of its image guided surgical robotics system. IMRIS’s system is designed to allow a surgeon to remotely manipulate instruments accurately and provides MR imaging for enhanced visualization of patient anatomy during surgical procedures.

Image Guided Radiation Therapy Update - On July 16, 2012, The U.S. Food and Drug Administration advised IMRIS that its initial submission relating to the image guided radiation therapy system IMRIS and Varian Medical are working to bring to market, is under consideration for the OIVD Pilot Triage-Quick Review program which has a goal of completing the review within a total of 30 days. IMRIS’s initial submission is the first of three components that will be provided as part of the overall submission for regulatory clearance of the image guided radiation therapy system.

4 See “Non-GAAP Financial Measures” in the Company’s Q2 2012 MD&A for further information on backlog.

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Outlook

The Company believes the year over year trend seen in the first half of 2012 of strengthening bookings performance will continue driven by the underlying clinical demand for VISIUS Surgical Theatres.

In 2012, annual revenues are forecast to be in the range of $57 million. Based on the current installation schedule, third quarter revenues are anticipated to be in the $12 million to $13 million range.

Full year 2012 gross margin is expected to be comparable to 2011 levels, with quarterly gross margins expected to vary depending on the timing of underlying system installations in the respective quarters. In Q3 2012, overall margins are expected to be approximately 30% of revenues as the Company contributes equipment to a third party partner who will conduct research activities related to cerebrovascular applications as part of a collaborative arrangement. Beyond the third quarter of 2012, the Company’s project margins during the subsequent four quarters are anticipated to increase into the 40% range.

The Company’s priorities for 2012 remain a focused drive to maximize bookings with targeted marketing programs together with increased investment to bring the Company’s image guided surgical robot to market, Investment in research and development activities also include continued investment in IMRIS’s image guided radiation therapy product, and to further improve the capabilities of the VISIUS Surgical Theatre. In 2012, research & development expenses are expected to be approximately $13 million to $15 million with the remainder of operating expenses to remain consistent with 2011 levels.

IMRIS is well positioned to build the current business and add new products for future growth. With cash and accounts receivable at June 30, 2012 of $45.5 million and order backlog of $115.2 million, the Company has a strong base from which to continue to fund operations and product development.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, Thursday, August 9, 2012. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 416-644-3419 or 877-974-0447. To access the live audio webcast, please visit IMRIS’s website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on August 16, 2012. To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4557411#. The webcast will also be archived on IMRIS’ website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

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Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com

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